Exhibit 99.1
CONSOLIDATED FINANCIAL STATEMENTS OF THE ROUSE COMPANY LP, A SUBSIDIARY
OF GENERAL GROWTH PROPERTIES, INC.
The following is unaudited consolidated financial information for our subsidiary, The Rouse Company LP (“TRCLP”), as of September 30, 2008 and December 31, 2007 and for the nine months ended September 30, 2008 and 2007.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of TRCLP, its subsidiaries and joint ventures in which it has a controlling interest. For consolidated joint ventures, the non-controlling partner’s share of operations (generally computed as the joint venture partner’s ownership percentage) is included in Minority Interest. All significant intercompany balances and transactions have been eliminated.
In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. The results for the interim periods ended September 30, 2008 are not necessarily indicative of the results to be obtained for the full fiscal year.
Liquidity
TRCLP and GGP have significant property secured debt and corporate debt that is scheduled to mature by December 1, 2008. GGP is working with its syndicate of lenders to extend the maturity dates for its property secured debt. In addition, GGP has undertaken a comprehensive examination of all its financial and strategic alternatives to generate capital from a variety of sources, including, but not limited to, both core and non-core asset sales, the sale of joint venture interests, a corporate level capital infusion, and/or strategic business combinations. Given the continued weakness of the retail and credit markets, there can be no assurance that we can obtain such extensions or refinance our existing debt or obtain the additional capital necessary to satisfy our short term cash needs on satisfactory terms. Even if we are successful in addressing these 2008 maturities, additional significant property secured and corporate debt is scheduled to mature in 2009. In the event that we are unable to extend or refinance our debt or obtain additional capital on a timely basis and on acceptable terms, we will be required to take further steps to acquire the funds necessary to satisfy our short term cash needs, including seeking legal protection from our creditors. Our potential inability to address our 2008 or 2009 debt maturities in a satisfactory fashion raises substantial doubts as to our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, our consolidated financial statements do not reflect any adjustments related to the recoverability of assets and satisfaction of liabilities that might be necessary should we be unable to continue as a going concern.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, and cost ratios and completion percentages used for land sales. Actual results could differ from these and other estimates.
Critical Accounting Policies
Critical accounting policies are those that are both significant to the overall presentation of TRCLP’s financial condition and results of operations and require management to make difficult, complex or subjective judgments. Our critical accounting policies for the fiscal year ended December 31, 2007 have not changed during 2008.

Goodwill
The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired (including identified intangible assets) and liabilities assumed is recorded as goodwill. Goodwill is therefore recognized and allocated to specific properties. Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), requires that goodwill should be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. As of September 30, 2008, we performed an interim impairment test of goodwill as changes in current market and economic conditions during the third quarter of 2008 indicated an impairment might have occurred.
We deemed the following factors to have collectively constituted a potential impairment triggering event including the reporting of a significant loss in the third quarter of 2008, a softening U.S. economy, published reports of declines in property values, including those owned by GGP and a significant decrease in the fair value of GGP’s outstanding equity and debt securities as of the end of the third quarter of 2008.
Since each individual rental property or each operating property is an operating segment and considered a reporting unit, we perform this test by first comparing the estimated fair value of each property with our book value of the property, including, if applicable, its allocated portion of aggregate goodwill. If the book value of a property, including its goodwill, exceeds its estimated fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. In this second step, if the implied fair value of goodwill is less than the book value of goodwill, then an impairment charge would be recorded. Based on the first step of our goodwill impairment test, we were not required to perform the second step and therefore, no impairments of goodwill were recorded for the three or nine months ended September 30, 2008 and 2007.
MANAGEMENT’S DISCUSSION OF TRCLP OPERATIONS AND LIQUIDITY
Overview
Effective March 31, 2007, through a series of transactions, a private REIT owned by GGPLP was contributed to TRCLP and a TRS became a qualified REIT subsidiary of that private REIT (“the Private REIT/TRS Restructuring”). This Private REIT/TRS Restructuring resulted in the recognition of an approximate $300 million income tax benefit in the first quarter of 2007 related to the properties now owned by that private REIT.
Our Oakwood Center retail property located in Gretna, Louisiana incurred hurricane and/or vandalism damage in September 2005. After extensive repair and replacements, the property re-opened in October 2007. We have maintained multiple layers of comprehensive insurance coverage for the property damage and business interruption costs that were incurred and, therefore, recorded insurance recovery receivables for both such coverages. During 2007, we reached final settlements with all of the insurance carriers for our first two layers of insurance coverage pursuant to which we have received a cumulative total to date of $50 million. As of December 31, 2007, all of the insurance recovery proceeds from the insurance carriers with respect to such first two layers of coverage have been applied against the initial estimated property damage with the remainder recorded as recovery of operating costs and repairs, minimum rents and provision for doubtful accounts. As a result, all of the previously recorded insurance recovery receivables were collected as of December 31, 2007.
As of September 30, 2008, litigation that commenced in 2006 continued with our remaining insurance carriers regarding additional unresolved and disputed claims with respect to deductibles, exclusions, additional business interruption coverage and the scope and cost of repair, cleaning, and replacement required at the property. Also as of September 30, 2008, we received approximately $8.8 million of additional payments from certain of the remaining insurance carriers. Such amounts are included in Accounts payable and accrued expenses in our consolidated financial statements as these collections are not settlements but rather advance payments which are subject to final settlement. In October 2008, we reached final settlements with the remaining insurance carriers in amounts aggregating $29.5 million in excess of the advance payment previously received, all of which have been collected as of the date of this report.

Revenues
Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) decreased in 2008 primarily due to a $3.2 million decrease in overage rents as compared to 2007. Land sales revenues decreased $83.0 million primarily due a significant reduction in sales at each of our master planned communities. We sold 226.8 acres of residential lots and 28.3 acres of commercial lots during the nine months ended September 30, 2008 compared to 337.6 acres of residential lots and 108.3 acres of commercial lots for the nine months ended September 30, 2007. The diminished demand for residential and commercial lots, a trend from the first quarter 2008, is expected to continue into 2009.
Operating expenses
In total, property operating costs decreased primarily as a result of reduction in utility costs and decreased property insurance costs across the TRCLP portfolio in 2008. As a component of total property operating costs, real estate taxes, repairs and maintenance and property management and other costs increased in 2008 primarily due to inflation. Land sales operations expense decreased by $59.2 million related to the decreased land sales volumes discussed above.
Net income
During the third quarter, we sold two office parks (located in Maryland) in two separate transactions for a total sales price of approximately $47 million, resulting in total gains of $18.1 million. During the second quarter of 2008, we sold (in two separate transactions) three office buildings (two located in Maryland and one located in Las Vegas) for a total sales price of approximately $98 million (including debt assumed of approximately $84 million), resulting in total gains of $37.0 million. All of the 2008 dispositions are included in Discontinued operations— gains on dispositions in our consolidated financial statements. For Federal Income Tax purposes, the two office buildings and one of the office parks located in Maryland are being used as relinquished property in a like-kind exchange involving The Palazzo.
The increase in interest expense is primarily the result of the refinancing of Fashion Show, The Mall in Columbia and White Marsh Mall and the refinancing under the Secured Portfolio Financing discussed below at four additional properties. The increase in interest expense was also due to a decrease in capitalized interest as a result of decreased land development spending in the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007.
The provision for income taxes for the nine months ended September 30, 2008 was reflective of the decrease in taxable income from our Master Planned Community segment as a result of lower land sales as discussed above. In addition, we experienced income tax benefits related to the reversal of FIN 48 liabilities. The benefit from income taxes for the nine months ended September 30, 2007 was directly impacted by the Private REIT/TRS Restructuring mentioned above.
Cash position and liquidity at September 30, 2008
TRCLP’s cash and cash equivalents decreased $8.4 million to $15.2 million as of September 30, 2008 as compared to December 31, 2007. The cash position of TRCLP is largely determined at any point in time by the relative short-term demands for cash by TRCLP and GGP.
As of the date of this report, we have $650 million in property secured debt and $58 million in corporate debt that is scheduled to mature by December 1, 2008. The failure to refinance or extend this debt will trigger an event of default under our Secured Portfolio Facility (described below) and certain of our outstanding bonds. GGP is working with its syndicate of lenders to extend the maturity dates for the property secured debt and pursuing a variety of refinancing and extension alternatives with respect to the corporate debt. GGP is in the process of pursuing all of our strategic and financial alternatives. In addition, we have deferred certain development and redevelopment projects and will continue to evaluate economic and financing conditions and determine, in light of such conditions, when to recommence such development and redevelopment expenditures.

CONSOLIDATED FINANCIAL STATEMENTS OF THE ROUSE COMPANY LP, A SUBSIDIARY
OF GENERAL GROWTH PROPERTIES, INC.
Given the continued weakness of the retail and credit markets, there can be no assurance that we can extend or refinance our existing debt or obtain the additional capital necessary from GGP to satisfy our short term cash needs on satisfactory terms. In the event that we are unable to extend or refinance our debt or obtain additional capital on a timely basis and on acceptable terms, we will be required to take further steps to acquire the funds necessary to satisfy our short term cash needs, including seeking legal protection from our creditors.
In July 2008, certain TRCLP subsidiaries and certain GGP subsidiaries jointly entered into a loan agreement which provides for a secured term loan of up to $1.75 billion (Secured Portfolio Facility). As of September 30, 2008, GGP has received advances of $1.51 billion under such facility that are collateralized by first mortgages on 24 properties, four of which are TRCLP properties. Although additional advances of up to $240.0 million may be made until December 31, 2008, subject to participation by additional lenders and certain other conditions, GGP currently does not expect such advances to be made. The Secured Portfolio Facility has an initial term of three years with two one-year extension options, which are subject to certain conditions. The interest rate payable on advances under the Secured Portfolio Facility will be, at our option, (i) 1.25% plus the higher of (A) the federal funds rate plus 0.5% or (B) the prime rate, or (ii) LIBOR plus 2.25%. The Secured Portfolio Facility requires that the interest rate payable on a portion of the advances under the facility be hedged. As a result of these hedging requirements, we entered into interest rate swap transactions totaling $1.08 billion, which results in a weighted average fixed rate of 5.67% for the first two years of the initial term (without giving effect to the amortization of the fees and costs associated with the Secured Portfolio Facility). Subject to certain conditions, interest under the Secured Portfolio Facility is payable monthly in arrears and no principal payments are due until the initial maturity date of July 11, 2011. GGP and certain of its subsidiaries have agreed to provide a repayment guarantee of 50% of the outstanding obligations under the Secured Portfolio Facility, or approximately $755 million at September 30, 2008. During the term of the Secured Portfolio Facility, we are subject to customary affirmative and negative covenants and events of default. The proceeds from advances under the Secured Portfolio Facility have been used to repay debt maturing in 2008 and for other general purposes.

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30,	December 31,
	2008	2007
	(In thousands)
Assets
Investment in real estate:
Land	$1,549,205	$1,556,115
Buildings and equipment	11,027,035	11,040,398
Less accumulated depreciation	(1,527,169)	(1,318,032)
Developments in progress	508,537	291,643

Net property and equipment	11,557,608	11,570,124
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,426,761	1,377,634
Investment land and land held for development and sale	1,696,202	1,639,372

Net investment in real estate	14,680,571	14,587,130
Cash and cash equivalents	15,238	23,679
Accounts and notes receivable, net	150,547	155,950
Goodwill	373,415	385,683
Deferred expenses, net	126,737	106,028
Prepaid expenses and other assets	620,184	622,645

Total assets	$15,966,692	$15,881,115

Liabilities and Partners’ Capital
Mortgages, notes and loans payable	$9,774,796	$9,455,727
Investment in and loans to/from Unconsolidated Real Estate Affiliates	25,996	25,632
Deferred tax liabilities	856,351	854,000
Accounts payable and accrued expenses	651,276	623,098

Total liabilities	11,308,419	10,958,457

Minority interests	14,668	3,983

Commitments and contingencies	—	—

Partners’ capital:
Partners’ capital	9,025,834	8,934,378
Accumulated other comprehensive loss	(418)	(419)

Total partners’ capital, before receivable from General Growth Properties, Inc.	9,025,416	8,933,959
Receivable from General Growth Properties, Inc.	(4,381,811)	(4,015,284)

Total partners’ capital	4,643,605	4,918,675

Total liabilities and partners’ capital	$15,966,692	$15,881,115

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)

	Nine Months Ended
	September 30,
	2008	2007
	(In thousands)

Revenues:
Minimum rents	$649,267	$651,796
Tenant recoveries	298,737	296,700
Overage rents	20,016	23,217
Land sales	31,080	114,111
Other	41,844	37,959

Total revenues	1,040,944	1,123,783

Expenses:
Real estate taxes	85,277	80,505
Repairs and maintenance	75,432	73,727
Marketing	11,527	14,063
Other property operating costs	162,337	167,967
Land sales operations	33,645	92,845
Property management and other costs	50,569	47,777
Provision for doubtful accounts	5,500	7,376
Depreciation and amortization	256,507	288,425

Total expenses	680,794	772,685

Operating income	360,150	351,098

Interest income	1,945	3,091
Interest expense	(372,836)	(330,488)

Income before income taxes, minority interest and equity in income of Unconsolidated Real Estate Affiliates	(10,741)	23,701
(Provision for) benefit from income taxes	(9,865)	263,516
Minority interest	(945)	(976)
Equity in income of Unconsolidated Real Estate Affiliates	40,144	39,227

Income from continuing operations	18,593	325,468

Discontinued operations-gains on dispositions	55,083	—

Net income	$73,676	$325,468

Comprehensive income, net:
Net income	$73,676	$325,468
Other comprehensive income:
Unrealized losses on available-for-sale securities	(7)	(40)
Net unrealized gains/(losses) on financial instruments	8	(293)
Minimum pension liability adjustment Foreign currency translation

Comprehensive income, net	$73,677	$325,135

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended
	September 30,
	2008	2007
	(In thousands)

Cash flows from operating activities:
Net income	$73,676	$325,468
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	256,507	288,425
Minority interests	945	976
Equity in income of Unconsolidated Real Estate Affiliates	(40,144)	(39,227)
Distributions received from Unconsolidated Real Estate Affiliates	25,403	36,252
Gains on dispositions	(55,083)	—
Participation expense pursuant to Contingent Stock Agreement	(528)	25,944
Land development and acquisition expenditures	(82,290)	(140,977)
Cost of land sales	6,269	40,485
Provision for doubtful accounts	5,500	7,376
Tax restructuring benefit	—	(296,742)
Straight-line rent amortization	(14,759)	(13,503)
Amortization of intangibles other than in-place leases	2,739	(2,257)
Amortization of debt market rate adjustment and other non cash interest expense	(4,646)	(24,645)
Net changes:
Accounts and notes receivable	14,402	(12,071)
Other assets	(32,749)	(3,753)
Accounts payable and accrued expenses and deferred tax liabilities	32,576	(22,081)
Other including insurance recoveries, net	(1,119)	13,552

Net cash provided by operating activities	186,699	183,222

Cash flows from investing activities:
Development of real estate and property additions/improvements	(276,942)	(222,590)
Proceeds from sales of investment properties	72,075	205
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	13,824	102,899
Increase in investments in Unconsolidated Real Estate Affiliates	(47,790)	(9,179)
Decrease in restricted cash	1,761	2,952
Other including insurance recoveries, net	4,524	8,601

Net cash used in investing activities	(232,548)	(117,112)

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended
	September 30,
	2008	2007
	(In thousands)

Cash flows from financing activities:
Proceeds from issuance of mortgages, notes and loans payable	1,220,183	446,000
Principal payments on mortgages, notes and loans payable	(803,880)	(326,282)
Advances to General Growth Properties, Inc.	(382,060)	(321,571)
Capital contribution from GGPLP	18,000	100,000
Deferred financing costs	(24,168)	(2,876)
Other, net	9,333	(2,534)

Net cash provided by (used in) financing activities	37,408	(107,263)

Net change in cash and cash equivalents	(8,441)	(41,153)
Cash and cash equivalents at beginning of period	23,679	65,416

Cash and cash equivalents at end of period	$15,238	$24,263

Supplemental disclosure of cash flow information:
Interest paid	$387,886	$383,475
Interest capitalized	27,412	40,781
Income taxes paid	36,930	70,897
Non-Cash Transactions:
Change in accrued capital expenditures included in accounts payable, accrued expenses and deferred tax liabilities	39,860	(17,695)
Assumption of debt by purchaser in conjunction with sale of office buildings	84,000	—